Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

September 11, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the United States Food and Drug Administration (USFDA) has completed a records assessment under Section 704(a)(4) of the Federal Food, Drug, and Cosmetic Act at our API manufacturing facility, Industrias Químicas Falcón de México, S.A. de C.V. (Dr. Reddy's Mexico), located in Jiutepec, Morelos, Mexico. The assessment was conducted between July 17, 2026 and September 8, 2026. At the conclusion of the assessment, the USFDA issued a Form FDA 2953 containing two observations, to which we will respond within the stipulated timeline.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR